Exhibit No. 23.2

Consent of Independent Auditors

The Board of Directors

Worthington Armstrong Venture:

We consent to the incorporation by reference on Form S-8 (Registration Statement Nos. 333-138034, 333-154765, and 333-177072) and on Form S-3 (Registration Statement Nos. 333-179711 and 333-202253) of Armstrong World Industries, Inc. of our report dated February 15, 2016, with respect to the consolidated balance sheets of Worthington Armstrong Venture and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2015, which report is included in the December 31, 2015 annual report on Form 10-K of Armstrong World Industries, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 22, 2016